United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, DC 20549

Name of the Registrant: Amplify Energy Corp.

Name of person relying on exemption: Clint Coghill

Address of person relying on exemption: 222 S Riverside Plaza Ste 15-155, Chicago IL 60606

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Dear Fellow Shareholders,

As a significant shareholder in Amplify Energy Corp. ("Amplify"), I am writing to express my serious concerns regarding the proposed acquisition of Juniper. After careful analysis, I believe this transaction represents a material departure from management's previously communicated strategic vision and poses substantial risks to shareholder value.

Background and Previous Strategy

For the past two years, Amplify's management team has consistently communicated their intention to simplify the business through selective asset divestiture. As of December 31, 2024, Amplify maintained a solid financial position with:

A $145 million loan facility (drawn to $127 million) with maturity extending to July 31, 2027, providing over two years of operational runway;

Well-hedged production protecting against commodity price volatility; and

Significant upside potential from the Beta assets (located in federal waters off California's coast).

The Juniper Acquisition: A Fundamental Shift in Strategy

In January 2025, Amplify announced the acquisition of Juniper—a transaction that fundamentally contradicts management's previously articulated strategy. This proposed acquisition:

1.	Substantially increases the company's risk profile
2.	Adds operational complexity by expanding into unfamiliar geographical regions
3.	Requires immediate debt refinancing in a challenging capital markets environment
4.	Has triggered a ~63% decline in Amplify's share price since announcement

Critical Financial Concerns

The proposed transaction raises several urgent financial concerns:

•	Loss of Financial Flexibility: Amplify would forfeit its current 2.25-year runway before debt maturity. Juniper faces ~$40 million in debt maturing in June 2025 and an additional ~$100 million due the following year.
•	Debt Refinancing Requirements: The combined entity would need to refinance all outstanding debt immediately in what has become a tumultuous market environment, particularly for energy companies amid declining oil and gas prices.
•	Covenant Compliance: While Amplify currently operates within its debt covenants, Juniper is already in violation of its covenants and has required lender waivers.
•	Interest Rate Exposure: Management initially projected obtaining unsecured, covenant-light debt below 10% interest, but current market conditions suggest the combined entity would face significantly higher rates than Juniper's current 11.5%+.

Shareholder Considerations

The transaction would also create a problematic ownership structure. Juniper would control approximately 39% of the combined company with only a one-year restriction on sales, creating a potential overhang given that Juniper is approaching the end of the invested fund's life.

My Position

Despite Juniper's recently modified terms, I do not believe this acquisition represents an attractive proposition. I have voted AGAINST both the acquisition and the proposed time extension. The meeting adjournment to April 23rd provides all shareholders an opportunity to thoroughly reassess this transaction in light of current market conditions.

I strongly urge ISS, Glass Lewis, and all shareholders—particularly passive institutional investors with fiduciary responsibilities who may depend on heavily on the ISS’s of the world—to carefully evaluate the deteriorating risk/reward profile of this transaction.

Alternative Path Forward

I believe Amplify should:

1.	Return to its original strategy of business simplification.
2.	Focus on cost structure optimization (noting that Amplify's G&A expenses of $35.9 million significantly exceeds the $11.7 million spent by SandRidge Energy, Inc., a company with a similar enterprise value and BOE/D production).

3.	Leverage its existing financial flexibility and well-hedged position to navigate current market conditions.

Sincerely,

Clint Coghill
Chief Investment Officer, Stoney Lonesome HF LP